

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

John F. Young
Chief Executive Officer
Energy Future Holdings Corp.
1601 Bryan Street
Dallas, TX 75201

> **Re:** **Energy Future Holdings Corp.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 19, 2010**
> **Form 8-K Filed October 29, 2010**
> **File No. 001-12833**

Dear Mr. Young:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief